UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

National CineMedia, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

635309107

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

January 24, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 13,249,200
9 Sole Dispositive Power 0
10 Shared Dispositive Power 13,249,200

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,249,200
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 16.9%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [__]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 13,249,200
9 Sole Dispositive Power 0
10 Shared Dispositive Power 13,249,200

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,249,200
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 16.9%
14	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D

Item 1.  Security and Issuer

This Schedule 13D relates to Common Stock, par value $0.01 per share (the "Common Stock"), of National CineMedia, Inc., a Delaware corporation (the "Issuer" or the "Company").  The address of the principal executive offices of the Issuer is 9110 E. Nichols Ave., Suite 200, Centennial, Colorado 80112-3405.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) Standard General L.P., a Delaware limited partnership ("Standard General"), and (ii) Soohyung Kim ("Mr. Kim," and, together with Standard General, the "Reporting Persons").  The securities reported herein are beneficially owned by Standard General in its capacity as investment manager to private investment vehicles.  Mr. Kim is the Chief Investment Officer of Standard General and the sole director of the general partner of the general partner of Standard General, and in such capacities may be deemed to indirectly beneficially own the securities reported herein.

Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest in such shares, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

(b) The business address of each of the Reporting Persons is c/o Standard General L.P., 767 Fifth Avenue, 12th Floor, New York, NY 10153.

(c) Standard General

Standard General, a Delaware limited partnership, provides investment advice to and manages private investment vehicles including Standard General Master Fund L.P., Standard General Master Fund II L.P., P Standard General Ltd. and Standard General Focus Fund L.P (collectively, the "SG Funds").

Soohyung Kim

The principal occupation of Mr. Kim is serving as Chief Investment Officer of Standard General and the sole director of the general partner of the general partner of Standard General.  Mr. Kim is a citizen of the United States.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 2(c) above.

Item 3.  Source and Amount of Funds or Other Consideration

The shares of Common Stock reported herein as being beneficially owned by the Reporting Persons (the "Subject Shares") were purchased using working capital of the private investment vehicles for which Standard General serves as investment manager.  The aggregate consideration paid for the Subject Shares, excluding brokerage commissions, was approximately $81,513,363, which is an average price per share of approximately $6.15.

Item 4.  Purpose of Transaction

The Subject Shares were acquired by the Reporting Persons for investment purposes.  Since the Reporting Persons' initial acquisition of 12,576,000 shares of Common Stock in September 2017, the Reporting Persons have continually reviewed their investment in the Issuer in light of the Company's published financial results, changes in the trading price of shares of Common Stock of the Issuer (the "Shares"), conditions in the securities market and general economic and industry conditions and other factors. In December 2017, the Reporting Persons made additional purchases of Common Stock of the Issuer, which are disclosed in Item 5 of this Schedule 13D.  The Reporting Persons believe that they are currently the Issuer's largest voting stockholder.

The Reporting Persons have concluded that holders of Shares would benefit from the active participation of a direct representative of stockholder interests on the board of directors of the Issuer (the "Board") as well as new perspectives from additional, experienced, highly qualified directors.

In that connection, on  January 24, 2018, Mr. Kim discussed with the Issuer the potential appointment, by the Board, of any two of the following three highly qualified individuals (the "Candidates") as directors of the Issuer: Colleen B. Brown, a highly experienced former media executive with substantial public company board experience; Andrew Glaze, a research analyst at Standard General with extensive investment experience; and Kurt C. Hall ("Mr. Hall"), the former President, Chief Executive Officer and Chairman of the Issuer and the beneficial owner of 1,702,338 shares of Common Stock (including 1,031,894 shares subject to options).

The Reporting Persons believe that the Candidates possess the skills and expertise to drive value creation for the benefit of all stockholders of the Issuer.  Ms. Brown and Mr. Glaze are independent from the Issuer.  The Reporting Persons have not yet received a response from the Issuer regarding the appointment of two of the three Candidates as directors.

Under the Issuer's Amended and Restated Bylaws, the deadline for a stockholder to submit a notice to the Issuer nominating candidates for election to the Board at the Issuer's 2018 annual meeting of stockholders is January 28, 2018.  In order to be able to provide the Company's stockholders with the potential opportunity to elect one or more of the Candidates at the Issuer's 2018 annual meeting, on January 25, 2018, the Reporting Persons submitted to the Issuer, in accordance with its Amended and Restated Bylaws, a written notice nominating the Candidates for election as directors at the Issuer's 2018 annual meeting.  Mr. Hall has indicated that he would not be interested in serving as a nominee at the annual meeting if his candidacy was opposed by the Issuer or the Founding Members.

The Reporting Persons expect to engage in future discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, capital structure, governance, management and strategy of the Issuer and other matters concerning the Issuer.  The Reporting Persons may propose or consider one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including continuing the discussions noted above regarding the appointment of two of the Candidates to the Board and engaging in a solicitation of proxies with respect to the election of the Candidates at the Issuer's 2018 annual meeting of stockholders.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial performance and strategic direction, actions taken by the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate, including: (i) acquiring additional shares of Common Stock and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover pages and Item 2 above.

The percentage calculations herein are based upon the statement in the Issuer's Quarterly Report on Form 10-Q for the quarter ended November 7, 2017, as filed with the Securities and Exchange Commission on July 27, 2017, that there were 78,501,468 outstanding shares of Common Stock of the Issuer as of November 2, 2017.

(c)  The following table lists transactions in the Common Stock effected in the open market by Standard General during the sixty day period prior to the filing of this Schedule 13D.

Date	No. Shares	Price Per Share
12/04/2017	60,000	$6.6442
12/05/2017	50,000	$6.6162
12/06/2017	39,662	$6.5574
12/07/2017	66,557	$6.7846
12/08/2017	18,500	$6.5417
12/11/2017	144,297	$6.7561
12/12/2017	45,857	$6.8900
12/13/2017	23,007	$6.9006
12/18/2017	160,320	$6.9705
12/18/2017	50,000	$6.9595
12/22/2017	15,000	$6.9367

(d)  Other than the SG Funds, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1          Joint Filing Agreement, by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 of the Schedule 13G relating to the Issuer's Common Stock filed by the Reporting Persons with the Securities and Exchange Commission on September 22, 2017.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                January 26, 2018
STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim